UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

On October 26, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), convened its 2023 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”); however, the meeting was adjourned for one week, to the same time and place, due to lack of quorum. Accordingly, the Annual Meeting will be reconvened on Thursday, November 2, 2023, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Ness Ziona, Israel 7403618. The voting deadline for receipt by the Company or the Company's transfer agent of a mailed proxy has been extended to October 30, 2023 by 7:00 p.m. Israel time and the deadline for the Company’s shareholders to vote by telephone or internet has been extended to October 29, 2023 by 11:59 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: October 26, 2023